Exhibit 12.1

Reinsurance Group of America, Incorporated

Ratio of Earnings to Fixed Charges

						Nine Months Ended September 30, 2004
	1999	2000	2001(a)	2002	2003
Income from continuing operations before income taxes	$92.1	$175.0	$66.2	$194.0	$271.6	$289.3
Minority interest in earnings (losses) of consolidated subsidiaries included in income from continuing operations before income taxes	1.0	0.3	—	—	—	—

Fixed charges:
Interest expensed and capitalized	11.0	17.6	18.1	35.5	36.8	28.7
Interest credited on reinsurance contracts	153.1	104.8	111.7	126.7	179.7	138.7
One-third of rentals	1.4	2.0	1.8	2.2	2.5	1.9

Total fixed charges	165.5	124.4	131.6	164.4	219.0	169.3

Less interest capitalized, net of amortization	—	—	—	—	—	—

Income from continuing operations before income taxes	$258.6	$299.7	$197.8	$358.4	$490.6	$458.6

Ratio of earnings to fixed charges	1.6	2.4	1.5	2.2	2.2	2.7

Total fixed charges	$165.5	$124.4	$131.6	$164.4	$219.0	$169.3

Less Interest credited on reinsurance contracts	(153.1)	(104.8)	(111.7)	(126.7)	(179.7)	(138.7)

Total fixed charges excluding interest credited (b)	12.4	19.6	19.9	37.7	39.3	30.6
Income from continuing operations before income taxes and minority interest plus fixed charges excluding interest credited under reinsurance contracts (b)	$105.5	$194.9	$86.1	$231.7	$310.9	$319.9

Ratio of earnings to fixed charges excluding interest credited under reinsurance contracts (b)	8.5	9.9	4.3	6.1	7.9	10.5

(a)	Coverage ratio in 2001 is lower than other annual periods presented due to adverse mortality results, claims associated with the terrorist attacks on September 11, 2001, losses associated with the Company’s Argentine operations, and $68.4 million in net realized capital losses.
(b)	This information is not required, but the Company believes it provides additional useful information on the coverage of fixed charges that are not related to our products.